Exhibit 99.1

GDS and GIC Form Unique Strategic Partnership to Develop and Operate

Hyperscale Build-to-Suit Data Centers in China

Shanghai, China, August 13, 2019 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has signed a strategic cooperation framework agreement (the “Agreement”) with GIC, Singapore’s sovereign wealth fund, to develop and operate hyperscale build-to-suit (“BTS”) data centers outside of Tier 1 cities in China. GDS and GIC will focus initially on a BTS data center program for a leading internet and cloud service provider, which is a strategic customer of GDS (the “Customer”). In parallel with the Agreement, GDS has also signed a Memorandum of Understanding with the Customer for multiple BTS data centers at several of its campuses serving different regions of China.

Under the terms of the Agreement with GIC, GDS will enter into contractual commitments with the Customer for BTS data centers. GDS will set up individual project companies to undertake the development of each data center and own 100% during the construction phase. Upon completion of each data center, GDS will sell a 90% equity interest in the project company to GIC at development plus financing cost, subject to certain conditions. GDS will continue to hold the remaining 10% equity interest of the project company and provide management and operating services to the joint venture. GDS will earn a return over the life of the project from its equity investment plus recurring service fees. The first project covered by the Agreement, a data center under construction by GDS at the Customer’s campus in Jiangsu province, is nearly complete and a 90% equity interest in the relevant project company will be offered to GIC shortly. GDS has previously completed 3 build-to-suit data centers for the Customer at its campus in Hebei province, which will remain outside of the GIC partnership.

GDS is strategically positioned to fulfil the requirements of the most demanding customers for outsourced data center capacity in Tier 1 markets, where there is a high barrier to entry and supply is scarce. However, GDS recognizes that its large internet and cloud service provider customers also require substantial capacity at locations outside of Tier 1 markets to host their less latency-sensitive data and applications. In the past, customers typically developed such capacity in-house, but are now actively seeking ways to outsource this part of their requirement as well. By partnering with GIC, GDS will be uniquely positioned to offer customers a solution for outsourcing their hyperscale data centers outside of Tier 1 markets, with deep capital-backing and assured operational excellence. The partnership will enable GDS to broaden its addressable market, strengthen key customer relationships, and generate a new stream of recurring fee income, while maintaining strategic focus and equity returns.

William Huang, Chairman and Chief Executive Officer of GDS, said, “We are delighted to establish this joint venture with GIC Real Estate, the partner of choice in the data center industry, anchored by a major commitment from one of our top strategic customers for multiple new build-to-suit data centers at their campuses across China. While our core business remains strongly focused on providing outsourced data center solutions in Tier 1 markets, where the entry barrier is high and where we believe our core value lies, the partnership with GIC enables us to supplement our primary offerings and cost effectively fulfil the broader requirements of strategic customers outside of Tier 1 markets, while maintaining our equity returns. In addition, with this hybrid approach, we have succeeded in bringing external equity capital from a world class investor directly into the project level, providing us with a new and alternative funding solution which may be extended to a wider realm when and where it is optimal to do so. As cloud and new technologies continue to drive the digital transformation in China, we look forward to building our relationship with GIC, leveraging our mutual strengths to deliver unique solutions to our customers that underpin their growth and expansion, while creating long-term value for our shareholders.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

About GIC

GIC is a leading global investment firm with well over US$100 billion in assets under management. Established in 1981 to secure the financial future of Singapore, the firm manages Singapore’s foreign reserves. A disciplined long-term value investor, GIC is uniquely positioned for investments across a wide range of asset classes, including real estate, private equity, equities and fixed income. GIC has investments in over 40 countries and has been investing in emerging markets for more than two decades. Headquartered in Singapore, GIC employs over 1,500 people across 10 offices in key financial cities worldwide. For more information about GIC, please visit www.gic.com.sg.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com